Exhibit 99.2



Senior Housing Properties Trust
Second Quarter 2014
Supplemental Operating and Financial Data

11 Fan Pier Blvd. & 50 Northern Ave., Boston, MA
Biotech Medical Office Buildings
Primary Tenant: Vertex Pharmaceuticals
Square Feet: 1,651,000

All amounts in this report are unaudited.

TABLE OF CONTENTS





WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS, ATTRACT NEW TENANTS AND MAINTAIN OR INCREASE CURRENT RENTAL RATES,
- THE CREDIT QUALITIES OF OUR TENANTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR BELIEF THAT FIVE STAR QUALITY CARE, INC., OR FIVE STAR, OUR FORMER SUBSIDIARY, WHICH IS OUR LARGEST TENANT AND WHICH MANAGES SEVERAL OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT, HAS ADEQUATE FINANCIAL RESOURCES AND LIQUIDITY TO MEET ITS OBLIGATIONS TO US AND TO MANAGE OUR MANAGED SENIOR LIVING COMMUNITIES SUCCESSFULLY, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, AS AMENDED BY THE HEALTHCARE AND EDUCATION RECONCILIATION ACT, OR COLLECTIVELY, THE ACA, AND OTHER RECENTLY ENACTED, ADOPTED OR PROPOSED LEGISLATION OR REGULATIONS ON US, ON OUR TENANTS AND MANAGERS AND ON THEIR ABILITY TO PAY OUR RENTS AND RETURNS,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, D&R YONKERS LLC AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.



FORWARD LOOKING STATEMENTS (continued)

FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND MANAGES CERTAIN OF OUR SENIOR LIVING COMMUNITIES FOR OUR ACCOUNT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE THAT MAY RESULT FROM THE ACA AND OTHER RECENTLY ENACTED OR PROPOSED LEGISLATION OR REGULATIONS, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO COVER FIVE STAR'S COSTS,
  - CHANGES IN REGULATIONS AFFECTING FIVE STAR'S OPERATIONS,
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS,
  - INCREASES IN INSURANCE AND TORT LIABILITY AND OTHER COSTS, AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS,
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS AND WE MAY NOT RECEIVE OUR EXPECTED RETURN ON OUR INVESTED CAPITAL OR ADDITIONAL AMOUNTS FROM OUR SENIOR LIVING COMMUNITIES THAT ARE MANAGED BY FIVE STAR,
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,
- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,
- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET,
- CONTINGENCIES IN OUR ACQUISITION AND SALES AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES, ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED, OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH FIVE STAR, RMR, AIC, D&R YONKERS LLC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGED MEDICARE AND MEDICAID RATES, NEW LEGISLATION OR REGULATIONS AFFECTING OUR BUSINESS OR THE BUSINESSES OF OUR TENANTS OR MANAGERS, CHANGES IN OUR TENANTS' OR MANAGERS' REVENUES OR COSTS, CHANGES IN OUR TENANTS' OR MANAGERS' FINANCIAL CONDITIONS, CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY, OR NATURAL DISASTERS.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



Cameron Hall
114 Penland Street, Ellijay, GA
Assisted Living Facility
Managed For SNH's Account
Living Units: 59

CORPORATE INFORMATION



COMPANY PROFILE

The Company:

Senior Housing Properties Trust, or SNH, we, our or us, is a real estate investment trust, or REIT, which owns independent and assisted living communities, continuing care retirement communities, nursing homes, wellness centers, and properties leased to medical providers, medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR is a private company which was founded in 1986 to manage public investments in real estate. As of June 30, 2014, RMR manages a large portfolio of publicly owned real estate, including approximately 1,230 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. In addition to managing SNH, RMR manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants throughout the U.S. and Select Income REIT, a publicly traded REIT that is focused on owning and investing in single tenant properties. RMR is also currently providing management services for Equity Commonwealth (formerly known as CommonWealth REIT), a publicly traded REIT that primarily owns office properties. In addition, RMR provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company which is our largest tenant and which manages certain of our senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is one of HPT's hotel managers; and another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of over $25.0 billion as of June 30, 2014. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- SNH
5.625% Senior Notes due 2042 -- SNHN

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-







COMPANY PROFILE (continued)

Portfolio Concentration by Facility Type (as of June 30, 2014) ($ in 000) [(1)]:

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment [(2)]	% of Total Investment	Q2 2014 NOI [(3)]	% of Q2 2014 Total NOI
Independent living [(4)]	62	15,176		$ 1,896,485	30.8%	$ 40,165	31.7%
Assisted living [(4)]	155	11,495		1,356,921	22.0%	28,823	22.7%
Nursing homes [(4)]	45	4,763		202,211	3.3%	4,545	3.6%
Subtotal senior living communities	262	31,434		3,455,617	56.1%	73,533	58.0%
Medical office buildings (MOBs) [(5)]	98	9,143,247	sq. ft.	2,539,427	41.0%	48,865	38.5%
Wellness centers	10	812,000	sq. ft.	180,017	2.9%	4,476	3.5%
Total	370			$ 6,175,061	100.0%	$ 126,874	100.0%

Operating Statistics by Tenant / Managed Properties (as of June 30, 2014) ($ in 000) [(1)]:

	Number of Properties	Number of Units/Beds or Square Feet		Q2 2014 NOI [(3)]	Tenant / Managed Properties Operating Statistics [(6)]: Rent Coverage	Occupancy
Five Star [(7)]	184	20,250		$ 47,569	NA	84.3%
Sunrise Senior Living, Inc. / Marriott [(8)]	4	1,619		3,133	1.91x	91.9%
Brookdale Senior Living, Inc.	18	894		1,754	2.51x	94.9%
6 private senior living companies (combined)	12	1,620		2,662	1.89x	85.3%
Managed senior living communities [(9)]	44	7,051		18,415	NA	87.8%
Subtotal senior living communities	262	31,434		73,533	NA	85.8%
MOBs [(5)]	98	9,143,247	sq. ft.	48,865	NA	95.6%
Wellness centers	10	812,000	sq. ft.	4,476	2.13x	100.0%
Total	370			$ 126,874	NA	

Property Mix[(1)]
(based on Q2 2014 NOI)[(3)]

4%
3%
32%
38%
23%
Independent living
Assisted living
MOBs
Nursing homes
Wellness centers

Geographic Diversification[(1)]
(based on 6/30/14 Carrying Value of Investment)[(2)]

VA 3%
NY 3%
PA 3%
GA 4%
WI 4%
MD 5%
28 Other States + D.C. 34%
TX 7%
CA 10%
FL 10%
MA 17%

(1) Excludes properties classified in discontinued operations.
(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of June 30, 2014 for senior living properties classified as held for sale in the amount of $7,369, which are included in Other Assets on the Condensed Consolidated Balance Sheets.
(3) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Q2 2014 NOI presented in the above tables excludes $48 of NOI related to two senior living communities formerly leased to Five Star that we sold on June 1, 2014.
(4) Properties are categorized by the type of living units/beds which constitute the largest number of the total living units/beds at the property.
(5) These 98 MOB properties comprise 122 buildings.
(6) Operating data for multi-tenant MOBs are presented as of June 30, 2014; operating data for other tenants and managers are presented based upon the operating results provided by our tenants and managers for the 12 months ended March 31, 2014, or the most recent prior period for which tenant and manager operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.
(7) Five Star has not filed its Annual Report on Form 10-K for the year ended December 31, 2013, (the "Five Star 2013 Form 10-K") or its Quarterly Report on Form 10-Q for the three months ended March 31, 2014 (the "Five Star Q1 2014 Form 10-Q"), with the SEC due to certain errors identified by Five Star's management in connection with the preparation of its SEC periodic reports for prior periods. Because we do not yet know what impact these errors will have on Five Star's results to be reported in the Five Star 2013 Form 10-K and the Five Star Q1 2014 Form 10-Q, we do not provide rent coverage for the 12 months ended December 31, 2013 and March 31, 2014 for this tenant or the portfolio as a whole.
(8) Marriott International, Inc., or Marriott, guarantees the lessee's obligations under these leases.
(9) These 44 senior living communities are leased to our taxable REIT subsidiaries, or TRSs, and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the dates of acquisitions through June 30, 2014, was 88.0%.

INVESTOR INFORMATION



Board of Trustees

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Kimberly Brown, Director, Investor Relations
(617) 796-8237, kbrown@snhreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
Juan Sanabria
(646) 855-1589
juan.sanabria@baml.com

Raymond James
Collin Mings
(727) 567-2585
collin.mings@raymondjames.com

Janney Capital Markets
Michael P. Gorman
(215) 665-6224
mgorman@janney.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Jefferies & Company
Omotayo Okusanya
(212) 336-7076
tokusanya@jefferies.com

Stifel Nicolaus
Daniel Bernstein
(443) 224-1351
bernsted@stifel.com

JMP Securities
Peter Martin
(415) 835-8904
pmartin@jmpsecurities.com

UBS
Ross Nussbaum
(212) 713-2484
ross.nussbaum@ubs.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

Wells Fargo Securities
Todd Stender
(212) 214-8067
todd.stender@wellsfargo.com

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

Standard & Poor's
George Skoufis
(212) 438-2608
george.skoufis@standardandpoors.com

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



Lincoln Medical Center
1 Lincoln Road, Hattiesburg, MS
Medical Office Building
Primary Tenant: Forrest General Hospital
Square Feet: 71,824

FINANCIAL INFORMATION



KEY FINANCIAL DATA

(share amounts and dollars appearing in the table below are in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Shares Outstanding [1]:					
Common shares outstanding (at end of period)	203,756	188,188	188,168	188,168	188,086
Weighted average common shares outstanding during period	199,810	188,176	188,168	188,102	188,081
Common Share Data:					
Price at end of period	$ 24.29	$ 22.47	$ 22.23	$ 23.34	$ 25.93
High during period	$ 24.60	$ 22.96	$ 25.35	$ 27.42	$ 29.99
Low during period	$ 21.82	$ 20.70	$ 21.66	$ 21.92	$ 24.14
Annualized dividends paid per share [2] [3]	$ 1.56	$ 1.56	$ 1.56	$ 1.56	$ 1.56
Annualized dividend yield (at end of period) [2] [3]	6.4%	6.9%	7.0%	6.7%	6.0%
Annualized Normalized FFO multiple (at end of period) [4]	14.1x	13.1x	12.9x	13.9x	15.4x
Annualized net operating income (NOI) [5] / total market capitalization	6.6%	7.4%	8.1%	7.1%	6.7%
Market Capitalization:					
Total debt (book value)	$ 2,765,654	$ 1,934,326	$ 1,892,764	$ 1,921,074	$ 1,842,926
Plus: market value of common shares (at end of period)	4,949,233	4,228,584	4,182,975	4,391,841	4,877,070
Total market capitalization	$ 7,714,887	$ 6,162,910	$ 6,075,739	$ 6,312,915	$ 6,719,996
Total debt / total market capitalization	35.8%	31.4%	31.2%	30.4%	27.4%
Book Capitalization:					
Total debt	$ 2,765,654	$ 1,934,326	$ 1,892,764	$ 1,921,074	$ 1,842,926
Plus: total shareholders' equity	3,029,581	2,740,718	2,776,989	2,776,443	2,812,217
Total book capitalization	$ 5,795,235	$ 4,675,044	$ 4,669,753	$ 4,697,517	$ 4,655,143
Total debt / total book capitalization	47.7%	41.4%	40.5%	40.9%	39.6%
Selected Balance Sheet Data:					
Total assets	$ 6,016,855	$ 4,778,668	$ 4,764,666	$ 4,807,330	$ 4,748,631
Total liabilities	$ 2,987,274	$ 2,037,950	$ 1,987,677	$ 2,030,887	$ 1,936,414
Gross book value of real estate assets [6]	$ 6,167,692	$ 5,283,335	$ 5,263,625	$ 5,197,999	$ 5,201,745
Total debt / gross book value of real estate assets [6]	44.8%	36.6%	36.0%	37.0%	35.4%
Selected Income Statement Data:					
Total revenues [7]	$ 206,708	$ 191,497	$ 200,336	$ 187,265	$ 186,928
NOI [5]	$ 126,922	$ 113,695	$ 123,351	$ 112,536	$ 112,444
Adjusted EBITDA [8]	$ 122,152	$ 110,356	$ 110,474	$ 108,717	$ 109,376
Net income	$ 37,659	$ 38,580	$ 72,206	$ 38,125	$ 5,598
Normalized FFO [4]	$ 86,591	$ 80,122	$ 80,525	$ 78,845	$ 79,057
Common distributions paid [2] [3]	$ 73,397	$ 73,386	$ 73,386	$ 73,353	$ 73,349
Per Share Data:					
Net income	$ 0.19	$ 0.21	$ 0.38	$ 0.20	$ 0.03
Normalized FFO [4]	$ 0.43	$ 0.43	$ 0.43	$ 0.42	$ 0.42
Common distributions paid [2] [3]	$ 0.39	$ 0.39	$ 0.39	$ 0.39	$ 0.39
Normalized FFO payout ratio [2] [3] [4]	90.7%	90.7%	90.7%	92.9%	92.9%
Coverage Ratios:					
Adjusted EBITDA [8] / interest expense	3.6x	3.8x	3.8x	3.7x	3.7x
Total debt / annualized Adjusted EBITDA [8]	5.7x	4.4x	4.3x	4.4x	4.2x

(1) We have no outstanding common share equivalents, such as units, convertible debt or stock options.
(2) The amounts stated are based on the amounts paid during the periods.
(3) On July 7, 2014, we declared a quarterly common share dividend of $0.39 per share ($1.56 per year annualized) payable on or about August 21, 2014 to shareholders of record on July 18, 2014.
(4) See Exhibit C for the calculation of Normalized FFO and a reconciliation of net income determined in accordance with GAAP to Normalized FFO. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.
(5) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.
(6) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(7) During the fourth quarter of 2013, we recognized $9.2 million of percentage rent for the year ended December 31, 2013.
(8) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)



	As of June 30, 2014	As of December 31, 2013
ASSETS		
Real estate properties:		
Land	$ 680,937	$ 623,756
Buildings, improvements and equipment	5,486,755	4,639,869
	6,167,692	5,263,625
Less accumulated depreciation	909,021	840,760
	5,258,671	4,422,865
Cash and cash equivalents	79,392	39,233
Restricted cash	10,960	12,514
Deferred financing fees, net	33,500	27,975
Acquired real estate leases and other intangible assets, net	495,782	103,494
Other assets	138,550	158,585
Total assets	$ 6,016,855	$ 4,764,666
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ -	$ 100,000
Unsecured term loan	350,000	-
Senior unsecured notes, net of discount	1,742,893	1,093,337
Secured debt and capital leases	672,761	699,427
Accrued interest	20,401	15,839
Assumed real estate lease obligations, net	128,207	12,528
Other liabilities	73,012	66,546
Total liabilities	2,987,274	1,987,677
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value:		
220,000,000 shares authorized, 203,755,980 and 188,167,643 shares issued		
and outstanding at June 30, 2014 and December 31, 2013, respectively	2,037	1,882
Additional paid in capital	3,821,811	3,497,589
Cumulative net income	1,271,221	1,194,985
Cumulative other comprehensive income	7,173	8,412
Cumulative distributions	(2,072,661)	(1,925,879)
Total shareholders' equity	3,029,581	2,776,989
Total liabilities and shareholders' equity	$ 6,016,855	$ 4,764,666



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Revenues:				
Rental income [1]	$ 127,669	$ 112,297	$ 239,724	$ 224,150
Residents fees and services [2]	79,039	74,631	158,481	149,687
Total revenues	206,708	186,928	398,205	373,837
Expenses:				
Property operating expenses	79,786	74,484	157,590	148,163
Depreciation	46,703	38,296	85,058	75,999
General and administrative	9,577	8,168	17,866	16,816
Acquisition related costs	2,512	292	2,635	2,187
Impairment of assets	-	4,371	-	5,675
Total expenses	138,578	125,611	263,149	248,840
Operating income	68,130	61,317	135,056	124,997
Interest and other income	154	397	258	570
Interest expense	(34,112)	(29,567)	(63,012)	(59,131)
Loss on early extinguishment of debt	-	(105)	-	(105)
Income from continuing operations before income tax expense and equity in earnings of an investee	34,172	32,042	72,302	66,331
Income tax expense	(155)	(140)	(346)	(280)
Equity in earnings of an investee	118	79	21	155
Income from continuing operations	34,135	31,981	71,977	66,206
Discontinued operations:				
Income from discontinued operations	741	1,513	2,041	2,523
Impairment of assets from discontinued operations	387	(27,896)	(334)	(27,896)
Income before gain on sale of properties	35,263	5,598	73,684	40,833
Gain on sale of properties	2,396	-	2,552	-
Net income	$ 37,659	$ 5,598	$ 76,236	$ 40,833
Weighted average common shares outstanding	199,810	188,081	194,025	186,350
Income from continuing operations per share	$ 0.18	$ 0.17	$ 0.38	$ 0.36
Income (loss) from discontinued operations per share	$ 0.01	$ (0.14)	$ 0.01	$ (0.14)
Net income per share	$ 0.19	$ 0.03	$ 0.39	$ 0.22
Additional Data:				
General and administrative expenses / total revenues	4.6%	4.4%	4.5%	4.5%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.3%	0.4%
Percentage rent, estimated [3]	$ 2,500	$ 2,300	$ 5,000	$ 4,500
Non-cash stock based compensation, estimated	$ 1,294	$ 612	$ 2,437	$ 1,146
Lease termination fees included in rental income	$ -	$ 4	$ -	$ 4
Capitalized interest expense	$ -	$ -	$ -	$ -
Continuing Operations:				
Straight-line rent included in rental income [1]	$ 2,351	$ 1,939	$ 3,929	$ 3,846
Lease Value Amortization included in rental income [1]	$ 569	$ (916)	$ (153)	$ (1,834)
Amortization of deferred financing fees and debt discounts	$ 1,556	$ 1,485	$ 3,011	$ 2,978
Discontinued Operations:				
Straight-line rent included in rental income [1]	$ 4	$ (74)	$ 9	$ (148)
Lease Value Amortization included in rental income [1]	$ -	$ (25)	$ -	$ (101)
Amortization of deferred financing fees and debt discounts	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities. See also footnote (3) below.

(2) Forty-four (44) senior living communities are leased to our TRSs and managed by Five Star. We recognize residents fees and services as services are provided.

(3) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in our calculation of Normalized FFO for each quarter of the year, and the fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)



	For the Six Months Ended	
	6/30/2014	6/30/2013
Cash flows from operating activities:		
Net income	$ 76,236	$ 40,833
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	85,058	76,798
Net amortization of debt discounts, premiums and deferred financing fees	3,011	2,068
Straight line rental income	(3,938)	(3,698)
Amortization of acquired real estate leases and other intangible assets	153	1,935
Loss on early extinguishment of debt	-	105
Impairment of assets	334	33,571
Gain on sale of properties	(2,552)	-
Equity in earnings of an investee	(21)	(155)
Change in assets and liabilities:		
Restricted cash	1,555	(2,973)
Other assets	7,007	1,135
Accrued interest	4,562	(63)
Other liabilities	7,597	1,376
Cash provided by operating activities	179,002	150,932
Cash flows used for investing activities:		
Real estate acquisitions and deposits	(1,143,340)	(76,006)
Real estate improvements	(37,334)	(22,669)
Investment in Affiliates Insurance Company	(825)	-
Proceeds from sale of properties	17,900	-
Cash used for investing activities	(1,163,599)	(98,675)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	322,864	261,813
Proceeds from issuance of unsecured senior notes, net of discount	648,914	-
Proceeds from unsecured term loan	350,000	-
Proceeds from borrowings on revolving credit facility	90,000	45,000
Repayments of borrowings on revolving credit facility	(190,000)	(205,000)
Repayment of other debt	(42,201)	(16,662)
Payment of deferred financing fees	(8,038)	(248)
Distributions to shareholders	(146,783)	(142,206)
Cash provided by (used for) financing activities	1,024,756	(57,303)
Increase (decrease) in cash and cash equivalents:	40,159	(5,046)
Cash and cash equivalents at beginning of period	39,233	42,382
Cash and cash equivalents at end of period	$ 79,392	$ 37,336
Supplemental cash flow information:		
Interest paid	$ 55,439	$ 57,126
Income taxes paid	106	516
Non-cash investing activities:		
Acquisitions funded by assumed debt	(15,630)	(12,266)
Non-cash financing activities:		
Assumption of mortgage notes payable	15,630	12,266
Issuance of common shares	1,511	929



DEBT SUMMARY

(dollars appearing in the table below are in thousands)

As of June 30, 2014

	Coupon Rate	Interest Rate [1]	Principal Balance [2]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Unsecured revolving credit facility (LIBOR + 130 b.p.) [3]	1.450%	1.450%	$ -	1/15/2018	$ -	3.5
Unsecured term loan (LIBOR + 140 b.p.) [4]	1.550%	1.550%	350,000	1/15/2020	350,000	5.5
Weighted average rate / total unsecured floating rate debt	**1.550%**	**1.550%**	**$ 350,000**		**$ 350,000**	**5.5**
Unsecured Fixed Rate Debt:						
Senior notes due 2016	4.300%	4.300%	$ 250,000	1/15/2016	$ 250,000	1.5
Senior notes due 2019	3.250%	3.250%	400,000	5/1/2019	400,000	4.8
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	5.8
Senior notes due 2021	6.750%	6.750%	300,000	12/15/2021	300,000	7.5
Senior notes due 2024	4.750%	4.750%	250,000	5/1/2024	250,000	9.8
Senior notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	28.1
Weighted average rate / total unsecured fixed rate debt	**5.089%**	**5.089%**	**$ 1,750,000**		**$ 1,750,000**	**10.3**
Weighted average rate / total unsecured debt	**4.499%**	**4.499%**	**$ 2,100,000**		**$ 2,100,000**	**9.5**
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.015%	2.460%	29,773	3/1/2015	29,227	0.7
Mortgage - secured by 1 property	6.250%	2.090%	11,993	5/1/2015	11,822	0.8
Mortgage - secured by 1 property	5.650%	5.650%	4,967	6/1/2015	4,867	0.9
Mortgage - secured by 1 property	6.365%	6.365%	11,387	7/1/2015	11,225	1.0
Mortgages - secured by 3 properties	5.660%	5.660%	12,627	7/11/2015	12,326	1.0
Mortgage - secured by 1 property	5.880%	5.880%	2,767	7/11/2015	2,687	1.0
Mortgage - secured by 1 property	5.810%	2.880%	6,468	10/1/2015	6,175	1.3
Mortgage - secured by 1 property	5.810%	5.810%	4,453	10/11/2015	4,325	1.3
Mortgages - secured by 1 property	5.640%	5.640%	52,000	1/1/2016	52,000	1.5
Mortgage - secured by 1 property	5.970%	5.970%	6,303	4/11/2016	6,082	1.8
Mortgages - secured by 2 properties	5.924%	5.924%	86,527	11/1/2016	79,415	2.3
Mortgage - secured by 1 property	6.250%	6.250%	12,275	11/11/2016	11,820	2.4
Mortgage - secured by 1 property	5.860%	3.070%	5,673	3/11/2017	5,401	2.7
Mortgages - secured by 8 properties [5]	6.540%	6.540%	45,229	5/1/2017	42,334	2.8
Mortgage - secured by 1 property	6.150%	4.180%	11,153	8/1/2017	10,578	3.1
Mortgage - secured by 1 property	6.730%	4.730%	9,311	4/1/2018	8,328	3.8
Mortgage - secured by 17 properties	6.710%	6.710%	290,573	9/1/2019	266,704	5.2
Mortgage - secured by 1 property [6]	7.310%	7.310%	2,868	1/1/2022	41	7.5
Mortgage - secured by 1 property [6]	7.850%	7.850%	1,415	1/1/2022	21	7.5
Mortgage - secured by 1 property	6.280%	5.170%	15,553	7/1/2022	10,744	8.0
Capital leases - 2 properties	7.700%	7.700%	13,047	4/30/2026	-	11.8
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	13.4
Mortgage - secured by 1 property	6.250%	6.250%	3,397	2/1/2033	26	18.6
Mortgage - secured by 1 property	5.950%	5.950%	9,279	9/1/2038	1,211	24.2
Mortgage - secured by 1 property	4.375%	4.375%	4,634	9/1/2043	23	29.2
Weighted average rate / total secured fixed rate debt	**6.358%**	**5.986%**	**$ 668,372**		**$ 592,082**	**4.6**
Weighted average rate / total debt	**4.948%**	**4.858%**	**$ 2,768,372**		**$ 2,692,082**	**8.3**

(1) Includes the effect of mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2) The principal balances are the amounts actually payable pursuant to contracts. In accordance with GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3) Represents amounts outstanding under our $750.0 million revolving credit facility at June 30, 2014. At our option and the payment of a fee and subject to our meeting certain other conditions, the maturity date of the revolving credit facility may be extended by one year to January 15, 2019.

(4) Represents amounts outstanding under our $350.0 million term loan at June 30, 2014. Our term loan is prepayable without penalty at any time.

(5) Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages with a weighted average interest rate of 6.50%. The weighted average interest rate on these mortgages is 6.54%.

(6) These two mortgages are secured by the same property.



DEBT MATURITY SCHEDULE

(dollars appearing in the table below are in thousands)
As of June 30, 2014

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt [1]	Total
2014	$ -	$ -	$ 6,332	$ 6,332
2015	-	-	94,742	94,742
2016	-	250,000	160,660	410,660
2017	-	-	65,941	65,941
2018	-	-	16,197	16,197
2019	-	400,000	271,757	671,757
2020	350,000 [2]	200,000	2,847	552,847
2021	-	300,000	3,082	303,082
2022	-	-	12,988	12,988
Thereafter	-	600,000	33,826	633,826
	$ 350,000	$ 1,750,000	$ 668,372	$ 2,768,372

(1) Includes $13.0 million of capital leases.
(2) Represents the outstanding balance of our unsecured term loan at 6/30/2014. Our term loan is prepayable without penalty at any time.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Leverage Ratios:					
Total debt / total market capitalization	35.8%	31.4%	31.2%	30.4%	27.4%
Total debt / total book capitalization	47.7%	41.4%	40.5%	40.9%	39.6%
Total debt / total assets	46.0%	40.5%	39.7%	40.0%	38.8%
Total debt / gross book value of real estate assets [1]	44.8%	36.6%	36.0%	37.0%	35.4%
Secured debt / total assets	11.2%	14.6%	14.7%	14.6%	15.2%
Variable rate debt / total debt	12.7%	7.5%	5.3%	6.5%	1.6%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	3.6x	3.8x	3.8x	3.7x	3.7x
Total debt / annualized Adjusted EBITDA [2]	5.7x	4.4x	4.3x	4.4x	4.2x
Public Debt Covenants [3]:					
Total debt / adjusted total assets - allowable maximum 60.0%	40.3%	34.6%	34.2%	34.6%	33.5%
Secured debt / adjusted total assets - allowable maximum 40.0%	9.8%	12.5%	12.6%	12.7%	13.1%
Consolidated income available for debt service / debt service - required minimum 1.50x	3.75x	3.99x	3.96x	3.88x	3.88x
Total unencumbered assets to unsecured debt - required minimum 1.50x	2.70x	3.46x	3.59x	3.48x	3.75x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA and Adjusted EBITDA and a reconciliation of net income in accordance with GAAP to EBITDA and Adjusted EBITDA. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations, excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.



SUMMARY OF CAPITAL EXPENDITURES

(dollars and sq. ft. in thousands, except per sq. ft. and per unit data)

		For the Three Months Ended			
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
MOB tenant improvements [1] [2]	$ 1,330	$ 1,807	$ 1,286	$ 1,066	$ 739
MOB leasing costs [1] [3]	1,291	684	541	2,490	534
MOB building improvements [1] [4]	1,862	1,172	1,806	1,511	1,729
Managed senior living communities capital improvements	2,100	2,432	2,489	2,612	2,979
Recurring capital expenditures	6,583	6,095	6,122	7,679	5,981
Development, redevelopment and other activities [5]	5,843	2,423	3,703	2,965	3,996
Total capital expenditures	$ 12,426	$ 8,518	$ 9,825	$ 10,644	$ 9,977
MOB avg. sq. ft. during period [6]	8,928	8,713	8,682	8,598	8,328
Managed senior living communities avg. units during period	7,051	7,051	6,911	6,725	6,680
MOB building improvements per avg. sq. ft. during period	$ 0.21	$ 0.13	$ 0.21	$ 0.18	$ 0.21
Managed senior living communities capital improvements per avg. units during period	$ 298	$ 345	$ 360	$ 388	$ 446

(1) Excludes expenditures at properties classified in discontinued operations.
(2) MOB tenant improvements generally include capital expenditures to improve tenants' space or amounts paid directly to tenants to improve their space.
(3) MOB leasing costs generally include leasing related costs, such as brokerage commissions and tenant inducements.
(4) MOB building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.
(5) Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short period after acquiring the property; and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.
(6) MOB avg. sq. ft. during period includes properties classified in discontinued operations at the end of each period. As of June 30, 2014, we had two MOBs (five buildings) classified in discontinued operations.



ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2014

(dollars and sq. ft. appearing in the table below are in thousands, except per sq. ft. amounts)

Senior Living Acquisitions: [1]

Date Acquired	Location	Type of Property	Number of Properties	Number of Buildings	Units	Purchase Price	Purchase Price Per Unit	Initial Lease / Cap Rate	Tenant

There have been no senior living property acquisitions since January 1, 2014.

MOB Acquisitions:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price per Sq. Ft.	Cap Rate [3]	Weighted Average Remaining Lease Term [4]	Occupancy [5]	Major Tenant
4/10/2014	San Antonio, TX	1	1	125	$ 32,658	$ 261	8.9%	7.8	97.0%	Ear Medical Group
5/7/2014	Boston, MA	1	2	1,651	$ 1,125,420	$ 682	7.0%	14.8	100.0%	Vertex Pharmaceuticals, Inc.
	Total/Wtd. Avg. MOB Acquisitions	2	3	1,776	$ 1,158,078	$ 652	7.1%	14.6		

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Number of Buildings	Sale Price	Net Book Value	Book Gain on Sale
1/22/2014	Kerrville, TX	Assisted Living Facility	1	1	$ 2,400	$ 2,244	$ 156
4/17/2014	Manchester, NH	MOB	1	1	$ 5,000	$ 5,000	$ -
6/1/2014	Clintonville, WI	SNF	2	2	$ 4,500	$ 2,104	$ 2,396
6/12/2014	Greensburg, PA	MOB	1	1	$ 6,000	$ 6,000	$ -
	Total Dispositions		5	5	$ 17,900	$ 15,348	$ 2,552

(1) During the quarter and six months ended June 30, 2014, we purchased from Five Star, at cost, $8.8 million and $17.4 million, respectively, of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $705,000 and $1.4 million, respectively, pursuant to the terms of our leases wuth Five Star. These amounts are not included in the table above.

(2) Represents the gross contract purchase price, including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

(3) Represents the ratio of the estimated GAAP based annual rental income, exlcuding the impact of above and below market lease amortization, less estimated annual property operating expenses, if any, to the purchase price on the date of acquisition, excluding acquisition costs.

(4) Weighted average remaining lease term based on rental income at the time of acquisition.

(5) Occupancy based on leasable square footage as of acquisition date.



Savannah Grace at the Palms of Mt. Pleasant
1010 Lake Hunter Circle, Mount Pleasant, SC
Independent Living Facility
Managed For SNH's account
Living Units: 253

PORTFOLIO INFORMATION



PORTFOLIO SUMMARY BY PROPERTY TYPE AND TENANT [(1)]

(dollars in thousands, except investment per unit / bed or square foot)
As of June 30, 2014

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment [(2)]	% of Total Investment	Investment per Unit / Bed or Square Foot [(3)]	Q2 2014 NOI [(4)]	% of Q2 2014 Total NOI
Property Type:								
Independent living [(5)]	62	15,176		$ 1,896,485	30.8%	$ 124,966	$ 40,165	31.7%
Assisted living [(5)]	155	11,495		1,356,921	22.0%	$ 118,044	28,823	22.7%
Nursing homes [(5)]	45	4,763		202,211	3.3%	$ 42,455	4,545	3.6%
Subtotal senior living communities	262	31,434		3,455,617	56.1%	$ 109,932	73,533	58.0%
MOBs [(6)]	98	9,143,247	sq. ft.	2,539,427	41.0%	$ 278	48,865	38.5%
Wellness centers	10	812,000	sq. ft.	180,017	2.9%	$ 222	4,476	3.5%
Total	370			$ 6,175,061	100.0%		$ 126,874	100.0%
Tenant / Managed Properties:								
Five Star (Lease No. 1)	89	6,590		$ 693,062	11.3%	$ 105,169	$ 14,725	11.6%
Five Star (Lease No. 2)	49	7,044		687,597	11.2%	$ 97,615	15,584	12.3%
Five Star (Lease No. 3)	17	3,281		354,036	5.7%	$ 107,905	8,565	6.8%
Five Star (Lease No. 4)	29	3,335		389,811	6.3%	$ 116,885	8,695	6.9%
Subtotal Five Star	184	20,250		2,124,506	34.5%	$ 104,914	47,569	37.6%
Sunrise Senior Living, Inc. / Marriott [(7)]	4	1,619		126,326	2.0%	$ 78,027	3,133	2.5%
Brookdale Senior Living, Inc.	18	894		61,122	1.0%	$ 68,369	1,754	1.3%
6 private senior living companies (combined)	12	1,620		95,313	1.5%	$ 58,835	2,662	2.1%
Managed senior living communities [(8)]	44	7,051		1,048,350	17.1%	$ 148,681	18,415	14.5%
Subtotal senior living communities	262	31,434		3,455,617	56.1%	$ 109,932	73,533	58.0%
MOBs [(6)]	98	9,143,247	sq. ft.	2,539,427	41.0%	$ 278	48,865	38.5%
Wellness centers	10	812,000	sq. ft.	180,017	2.9%	$ 222	4,476	3.5%
Total	370			$ 6,175,061	100.0%		$ 126,874	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Amounts are before depreciation, but after impairment write downs, if any. Amounts include carrying values as of June 30, 2014 for senior living properties classified as held for sale in the amount of $7,369, which are included in Other Assets on the Condensed Consolidated Balance Sheets.

(3) Represents investment carrying value divided by the number of living units, beds or leased square feet at June 30, 2014.

(4) See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income determined in accordance with U.S. generally accepted accounting principles, or GAAP. Q2 2014 NOI presented in the above tables excludes $48 of NOI related to two senior living communities formerly leased to Five Star that we sold on June 1, 2014.

(5) Senior living properties are categorized by the type of living units or beds which constitute the largest number of the total living units/beds at the property.

(6) These 98 MOB properties comprise 122 buildings. Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(7) Marriott guarantees the lessee's obligations under these leases.

(8) These 44 senior living communities are leased to our TRSs and managed by Five Star.



OCCUPANCY BY PROPERTY TYPE AND TENANT [1]

	For the Twelve Months Ended [2]				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Property Type:					
Independent living	87.6%	87.6%	87.5%	87.5%	87.6%
Assisted living	86.1%	86.2%	86.6%	86.7%	86.9%
Nursing homes	79.1%	78.9%	78.9%	79.2%	79.9%
Weighted average occupancy senior living communities	85.8%	85.8%	85.8%	85.9%	86.1%
MOBs [3]	95.0%	94.9%	95.0%	94.1%	94.5%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Tenant / Managed Properties:					
Five Star (Lease No. 1)	84.0%	84.3%	84.8%	85.1%	85.4%
Five Star (Lease No. 2)	81.8%	81.8%	81.9%	82.2%	82.4%
Five Star (Lease No. 3)	87.6%	87.8%	88.2%	88.6%	88.8%
Five Star (Lease No. 4)	86.8%	86.4%	85.9%	85.6%	85.7%
Weighted average occupancy Five Star	84.3%	84.3%	84.5%	84.7%	85.0%
Sunrise Senior Living, Inc. / Marriott [4]	91.9%	92.3%	92.7%	92.9%	93.2%
Brookdale Senior Living, Inc.	94.9%	95.1%	95.3%	95.3%	95.2%
6 private senior living companies (combined)	85.3%	85.1%	84.8%	84.2%	83.6%
Managed senior living communities [5]	87.8%	87.4%	87.4%	87.3%	87.3%
Weighted average occupancy senior living communities	85.8%	85.8%	85.8%	85.9%	86.1%
MOBs [3]	95.0%	94.9%	95.0%	94.1%	94.5%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified in discontinued operations.

(2) Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown, or the most recent prior period for which tenant and manager operating results are available to us.

(3) MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2014 was 95.6%.

(4) Marriott guarantees the lessee's obligations under these leases.

(5) Includes 44 senior living communities that are leased to our TRSs and managed by Five Star. The occupancy for the twelve month period ended or, if shorter, from the date of acquisitions through June 30, 2014, was 88.0%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior to our ownership of certain properties.



RENT COVERAGE BY SENIOR LIVING TENANT (EXCLUDING MANAGED SENIOR LIVING COMMUNITIES)

Tenant	For the Twelve Months Ended				
	3/31/2014 [1]	12/31/2013 [1]	9/30/2013	6/30/2013	3/31/2013
Five Star (Lease No. 1)	NA	NA	1.21x	1.21x	1.24x
Five Star (Lease No. 2)	NA	NA	1.15x	1.17x	1.20x
Five Star (Lease No. 3)	NA	NA	1.65x	1.66x	1.67x
Five Star (Lease No. 4)	NA	NA	1.17x	1.16x	1.18x
Weighted average rent coverage Five Star	NA	NA	1.26x	1.27x	1.30x
Sunrise Senior Living, Inc. / Marriott [2]	1.91x	1.91x	1.93x	1.91x	1.89x
Brookdale Senior Living, Inc.	2.51x	2.51x	2.50x	2.51x	2.48x
6 private senior living companies (combined)	1.89x	1.94x	1.96x	2.01x	2.12x
Weighted average rent coverage senior living communities	NA	NA	1.38x	1.39x	1.41x
Wellness centers	2.13x	2.18x	2.23x	2.21x	2.21x
Total	NA	NA	1.44x	1.44x	1.46x

(1) Five Star has not yet filed its 2013 Form 10-K or the Five Star Q1 2014 Form 10-Q. As a result, we do not provide rent coverage for the 12 months ended December 31, 2013 or March 31, 2014 for this tenant or the portfolio as a whole.

(2) Marriott guarantees the lessee's obligations under these leases.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods.
We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results
are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for
periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility
operations, before subordinated charges, if any, divided by rent payable to us.



TRIPLE NET LEASED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties	218	224	218	224
Number of Units	24,383	25,044	24,383	25,044
Occupancy [2]	85.2%	85.6%	85.2%	85.6%
Rent Coverage [2] [3]	NA	1.38x	NA	1.38x
NOI (Rental Income) [4]	$55,166	$56,957	$ 110,055	$ 113,723
% change	(3.1%)	--	(3.2%)	--

TRIPLE NET LEASED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands)

	As of and For the Three Months Ended [5]		As of and For the Six Months Ended [6]	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties	218	218	217	217
Number of Units	24,383	24,383	24,233	24,233
Occupancy [2]	85.2%	85.8%	85.1%	85.8%
Rent Coverage [2] [3]	NA	1.41x	NA	1.41x
NOI (Rental Income) [4]	$55,117	$53,922	$ 108,925	$ 106,750
% change	2.2%	--	2.0%	--

(1) Includes independent and assisted living communities and nursing homes.

(2) All tenant operating data presented are based upon the operating results provided by our tenants for the 12 months ended March 31, 2014 and 2013 or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our triple net lease tenants' operations of our properties, before subordinated charges, if any, divided by triple net lease minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(3) Five Star has not yet filed its 2013 Form 10-K or the Five Star Q1 2014 Form 10-Q. As a result, we do not provide rent coverage for the 12 months ended December 31, 2013 or March 31, 2014 for this tenant or the portfolio as a whole.

(4) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income determined in accordance with GAAP.

(5) Consists of triple net senior living communities we have owned continuously since April 1, 2013.

(6) Consists of triple net senior living communities we have owned continuously since January 1, 2013.



MANAGED SENIOR LIVING COMMUNITIES CONSOLIDATED - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties [1]	44	39	44	39
Number of Units [1]	7,051	6,678	7,051	6,678
Occupancy	88.5%	87.4%	88.6%	87.2%
Average Monthly Rate	$4,176	$4,215	$ 4,202	$ 4,255
Average Monthly Rate % Growth	(0.9%)	--	(1.2%)	--
Residents Fees and Services	$79,039	$74,631	$ 158,481	$ 149,687
Property Operating Expenses	(60,624)	(58,231)	(121,412)	(116,135)
NOI [2]	$18,415	$16,400	$ 37,069	$ 33,552
NOI Margin % [3]	23.3%	22.0%	23.4%	22.4%
NOI % Growth	12.3%	--	10.5%	--

MANAGED SENIOR LIVING COMMUNITIES SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands, except average monthly rate)

	As of and For the Three Months Ended [4]		As of and For the Six Months Ended [5]	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties	39	39	39	39
Number of Units	6,678	6,678	6,678	6,678
Occupancy	88.3%	87.4%	88.4%	87.2%
Average Monthly Rate	$4,220	$4,215	$ 4,247	$ 4,255
Average Monthly Rate % Growth	0.1%	--	(0.2%)	--
Residents Fees and Services	$75,474	$74,631	$ 151,332	$ 149,687
Property Operating Expenses	(58,023)	(58,231)	(115,914)	(116,135)
NOI [2]	$17,451	$16,400	$ 35,418	$ 33,552
NOI Margin % [3]	23.1%	22.0%	23.4%	22.4%
NOI % Growth	6.4%	--	5.6%	--

(1)   Includes only those properties that were leased to our TRSs in the periods presented.
(2)   See Exhibit A for the calculation of consolidated NOI and a reconciliation of consolidated NOI to net income in accordance with GAAP.
(3)   NOI margin % is defined as NOI as a percentage of residents fees and services.
(4)   Based on properties leased continuously to our TRSs since April 1, 2013.
(5)   Based on properties leased continuously to our TRSs since January 1, 2013.



MOB PORTFOLIO CONSOLIDATED - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties	98	93	98	93
Number of Buildings	122	115	122	115
Square Feet [2]	9,143	7,714	9,143	7,714
Occupancy [3]	95.6%	94.1%	95.6%	94.1%
Rental Income [4]	$68,027	$50,899	$120,791	$101,582
NOI [5]	$48,865	$34,646	$84,613	$69,554
Cash Basis NOI [5]	$46,258	$34,020	$81,304	$68,369
NOI Margin %	71.8%	68.1%	70.0%	68.5%
Cash Basis NOI Margin %	70.7%	67.6%	69.2%	68.1%
NOI % Growth	41.0%	--	21.7%	--
Cash Basis NOI Growth	36.0%	--	18.9%	--

MOB SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [6]		As of and For the Six Months Ended [7]	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Number of Properties	92	92	90	90
Number of Buildings	115	115	112	112
Square Feet [2]	7,714	7,714	7,497	7,497
Occupancy [3]	94.8%	94.1%	94.7%	94.0%
Rental Income [4]	$51,006	$50,899	$99,393	$98,906
NOI [5]	$34,816	$34,709	$67,090	$67,468
Cash Basis NOI [5]	$34,562	$34,106	$66,282	$66,363
NOI Margin %	68.3%	68.2%	67.5%	68.2%
Cash Basis NOI Margin %	68.1%	67.8%	67.2%	67.9%
NOI % Growth	0.3%	--	(0.6%)	--
Cash Basis NOI Growth	1.3%	--	(0.1%)	--

(1) Excludes properties classified in discontinued operations.
(2) Prior periods exclude space remeasurements made subsequent to those periods.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for the calculation of consolidated NOI and Cash Basis NOI and for a reconciliation of those amounts to net income in accordance with GAAP.
(6) Consists of MOBs we have owned continuously since April 1, 2013.
(7) Consists of MOBs we have owned continuously since January 1, 2013.



MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended [1]				
	6/30/2014	3/31/2014	12/31/2013	9/30/2013	6/30/2013
Properties	98	96	96	93	93
Buildings	122	119	119	116	115
Total sq. ft. [2]	9,143	7,882	7,882	7,819	7,714
Occupancy [3]	95.6%	95.0%	94.9%	95.0%	94.1%
Leasing Activity (sq. ft.):					
New leases	36	37	39	132	18
Renewals	291	54	110	292	83
Total	327	91	149	424	101
% Change in GAAP Rent [4]:					
New leases	(12.5%)	(1.0%)	(1.4%)	59.5%	5.7%
Renewals	(1.8%)	(6.8%)	(10.3%)	(11.4%)	2.5%
Weighted average	(3.0%)	(5.2%)	(4.1%)	(1.8%)	2.9%
% Change in Cash Rent:					
New leases	(20.8%)	(4.4%)	(15.9%)	57.1%	0.2%
Renewals	(6.7%)	(13.1%)	(6.8%)	(11.6%)	(1.4%)
Weighted average	(8.2%)	(10.9%)	(9.7%)	(2.3%)	(1.2%)
Leasing Costs and Concession Commitments [5]:					
New leases	$ 1,565	$ 1,245	$ 1,187	$ 3,559	$ 412
Renewals	3,194	717	732	2,638	297
Total	$ 4,759	$ 1,962	$ 1,919	$ 6,197	$ 709
Leasing Costs and Concession Commitments per Sq. Ft. [5]:					
New leases	$ 43.47	$ 33.65	$ 30.44	$ 26.96	$ 22.89
Renewals	$ 10.98	$ 13.28	$ 6.65	$ 9.03	$ 3.58
All new and renewed leases	$ 14.55	$ 21.56	$ 12.88	$ 14.62	$ 7.02
Weighted Average Lease Term by Sq. Ft. (years) [6]:					
New leases	12.3	7.7	6.5	7.3	5.1
Renewals	5.8	5.0	3.7	5.0	3.4
All new and renewed leases	6.4	5.7	4.5	5.5	3.6
Leasing Costs and Concession Commitments per Sq. Ft. per Year [5]:					
New leases	$ 3.53	$ 4.37	$ 4.68	$ 3.69	$ 4.49
Renewals	$ 1.89	$ 2.66	$ 1.80	$ 1.81	$ 1.05
All new and renewed leases	$ 2.27	$ 3.78	$ 2.86	$ 2.66	$ 1.95

(1) Excludes properties classified in discontinued operations.
(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
(3) Occupancy includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(4) Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.
(5) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.
(6) Weighted based on annualized rental income pursuant to existing leases as of June 30, 2014, including straight line rent adjustments, and estimated recurring expense reimbursements and excluding lease value amortization.

The above leasing summary is based on leases executed during the periods indicated.



TENANTS REPRESENTING 1% OR MORE OF TOTAL RENT [1]

(dollars in thousands)

	Tenant	Facility Type	Annualized Rental Income 6/30/2014 [2]	% of Annualized Rental Income [2]	Expiration
1	Five Star	Senior living	$ 196,505	31.5%	2024 - 2032
2	Vertex Pharmaceuticals, Inc.	MOB	84,787	13.6%	2028
3	Aurora Health Care, Inc.	MOB	16,896	2.7%	2024
4	Sunrise Senior Living, Inc. / Marriott	Senior living	14,602	2.3%	2018
5	Cedars-Sinai Medical Center	MOB	11,638	1.9%	2014 - 2019
6	Life Time Fitness, Inc.	Wellness center	10,550	1.7%	2028
7	The Scripps Research Institute	MOB	10,164	1.6%	2019
8	Brookdale Senior Living, Inc.	Senior living	9,230	1.5%	2017
9	Reliant Medical Group, Inc.	MOB	7,661	1.2%	2019
10	HCA Holdings, Inc.	MOB	6,107	1.0%	2015 - 2024
	All Other Tenants [3]		254,801	41.0%	2014 - 2034
	Total Tenants		$ 622,941	100.0%	

(1) Excludes properties classified in discontinued operations.

(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2014, annualized) from our managed senior living communities.

(3) Includes NOI (three months ended June 30, 2014, annualized) from our managed senior living communities.



PORTFOLIO LEASE EXPIRATION SCHEDULE [1]

(dollars in thousands)

	Annualized Rental Income [2]					
Year	Senior Living Communities [3]	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2014	$ -	$ 10,129	$ -	$ 10,129	1.6%	1.6%
2015	1,867	20,629	-	22,496	3.6%	5.2%
2016	-	22,052	-	22,052	3.5%	8.7%
2017	9,230	28,460	-	37,690	6.1%	14.8%
2018	14,602	24,658	-	39,260	6.3%	21.1%
2019	599	34,058	-	34,657	5.6%	26.7%
2020	-	18,792	-	18,792	3.0%	29.7%
2021	1,457	6,744	-	8,201	1.3%	31.0%
2022	-	7,028	-	7,028	1.1%	32.1%
Thereafter [3]	276,954	128,146	17,536	422,636	67.9%	100.0%
Total	$ 304,709	$ 300,696	$ 17,536	$ 622,941	100.0%	

Average remaining lease term for all properties (weighted by annualized rental income): 10.7 years

Number of Living Units / Beds or Square Feet with Leases Expiring

	Living Units / Beds			Square Feet				
Year	Senior Living Communities (Units / Beds) [4]	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2014	-	0.0%	0.0%	264,021	-	264,021	2.8%	2.8%
2015	243	0.8%	0.8%	816,123	-	816,123	8.5%	11.3%
2016	-	0.0%	0.8%	894,799	-	894,799	9.4%	20.7%
2017	894	2.8%	3.6%	1,078,063	-	1,078,063	11.3%	32.0%
2018	1,619	5.2%	8.8%	737,934	-	737,934	7.7%	39.7%
2019	175	0.6%	9.4%	1,107,170	-	1,107,170	11.6%	51.3%
2020	-	0.0%	9.4%	857,588	-	857,588	9.0%	60.3%
2021	361	1.1%	10.5%	251,723	-	251,723	2.6%	62.9%
2022	-	0.0%	10.5%	226,999	-	226,999	2.4%	65.3%
Thereafter [4]	28,142	89.5%	100.0%	2,502,145	812,000	3,314,145	34.7%	100.0%
Total	31,434	100.0%		8,736,565	812,000	9,548,565	100.0%	

(1) Excludes properties classified in discontinued operations.
(2) Annualized rental income is rents pursuant to existing leases as of June 30, 2014, includes estimated percentage rents, straight line rent adjustments, estimated recurring expense reimbursements for certain net and modified gross leases and excludes lease value amortization at certain of the MOBs and wellness centers; and includes NOI (three months ended June 30, 2014, annualized) from our managed senior living communities.
(3) Includes leased and managed independent living communities, assisted living communities, continuing care retirement communities and nursing homes. Includes NOI (three months ended June 30, 2014, annualized) from our managed senior living communities.
(4) Includes 7,051 living units leased to our TRSs.



1295 Boylston Street, Boston, MA
Medical Office Building
Primary Tenant: Boston Children's Hospital Corp.
Square Feet: 99,021

EXHIBITS

CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI) AND CASH BASIS NOI

(amounts appearing in the table below are in thousands)



EXHIBIT A

	For the Three Months Ended		For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Calculation of NOI [1]:				
Revenues:				
Rental income	$ 127,669	$ 112,297	$ 239,724	$ 224,150
Residents fees and services	79,039	74,631	158,481	149,687
Total revenues	206,708	186,928	398,205	373,837
Property operating expenses	79,786	74,484	157,590	148,163
Property net operating income (NOI):	126,922	112,444	240,615	225,674
Non cash straight line rent adjustments	(2,351)	(1,939)	(3,929)	(3,846)
Lease value amortization	(569)	916	153	1,834
Lease termination fees	-	(4)	-	(4)
Cash Basis NOI	$ 124,002	$ 111,417	$ 236,839	$ 223,658
Reconciliation of Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 124,002	$ 111,417	$ 236,839	$ 223,658
Non cash straight line rent adjustments	2,351	1,939	3,929	3,846
Lease value amortization	569	(916)	(153)	(1,834)
Lease termination fees	-	4	-	4
Property NOI	$ 126,922	$ 112,444	$ 240,615	$ 225,674
Depreciation expense	(46,703)	(38,296)	(85,058)	(75,999)
General and administrative expense	(9,577)	(8,168)	(17,866)	(16,816)
Acquisition related costs	(2,512)	(292)	(2,635)	(2,187)
Impairment of assets	-	(4,371)	-	(5,675)
Operating income	68,130	61,317	135,056	124,997
Interest and other income	154	397	258	570
Interest expense	(34,112)	(29,567)	(63,012)	(59,131)
Loss on early extinguishment of debt	-	(105)	-	(105)
Income before income tax expense and equity in earnings of an investee	34,172	32,042	72,302	66,331
Income tax expense	(155)	(140)	(346)	(280)
Equity in earnings of an investee	118	79	21	155
Income from continuing operations	34,135	31,981	71,977	66,206
Discontinued operations				
Income from discontinued operations	741	1,513	2,041	2,523
Impairment of assets from discontinued operations	387	(27,896)	(334)	(27,896)
Income before gain on sale of properties	35,263	5,598	73,684	40,833
Gain on sale of properties	2,396	-	2,552	-
Net income	$ 37,659	$ 5,598	$ 76,236	$ 40,833

(1) Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non cash straight line rent adjustments, lease value amortization and lease termination fees, if any. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because these measures reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI and Cash Basis NOI excludes certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION AND RECONCILIATION OF EBITDA AND ADJUSTED EBITDA

(dollars appearing in the table below are in thousands)



EXHIBIT B

	For the Three Months Ended		For the Six Months Ended	
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Net income	$ 37,659	$ 5,598	$ 76,236	$ 40,833
Interest expense	34,112	29,567	63,012	59,131
Income tax expense	155	140	346	280
Depreciation expense from continuing operations	46,703	38,296	85,058	75,999
Depreciation expense from discontinued operations	-	199	-	799
EBITDA	118,629	73,800	224,652	177,042
General and administrative expense paid in common shares [1]	1,294	612	2,437	1,221
Acquisition related costs from continuing operations	2,512	292	2,635	2,187
Impairment of assets from continuing operations	-	4,371	-	5,675
Loss on early extinguishment of debt from continuing operations	-	105	-	105
Gain on sale of properties	(2,396)	-	(2,552)	-
Impairment of assets from discontinued operations	(387)	27,896	334	27,896
Percentage rent adjustment [2]	2,500	2,300	5,000	4,500
Adjusted EBITDA	$ 122,152	$ 109,376	$ 232,506	$ 218,626

(1) Amounts represent the portion of business management fees that are payable in our common shares as well as estimated equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts included during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts appearing in the table below are in thousands, except per share data)



EXHIBIT C

	For the Three Months Ended				For the Six Months Ended			
	6/30/2014		6/30/2013		6/30/2014		6/30/2013	
Net income	$	37,659	$	5,598	$	76,236	$	40,833
Depreciation expense from continuing operations		46,703		38,296		85,058		75,999
Depreciation expense from discontinued operations		-		199		-		799
Gain on sale of properties		(2,396)		-		(2,552)		-
Impairment of assets from continuing operations		-		4,371		-		5,675
Impairment of assets from discontinued operations		(387)		27,896		334		27,896
FFO		81,579		76,360		159,076		151,202
Estimated business management incentive fees [1]		-		-		-		75
Acquisition related costs		2,512		292		2,635		2,187
Loss on early extinguishment of debt		-		105		-		105
Percentage rent adjustment [2]		2,500		2,300		5,000		4,500
Normalized FFO	$	86,591	$	79,057	$	166,711	$	158,069
Weighted average shares outstanding		199,810		188,081		194,025		186,350
FFO per share	$	0.41	$	0.41	$	0.82	$	0.81
Normalized FFO per share	$	0.43	$	0.42	$	0.86	$	0.85

[1]   Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual Normalized FFO per share, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

[2]   In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies are met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these amounts in our calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts included during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties and impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, gain or loss on early extinguishment of debt, gain or loss on lease terminations, estimated business management incentive fees and loss on impairment of intangible assets, if any. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility agreement, term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.